FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS ANNOUNCES CONFERENCE CALL AND WEBCAST
ON DECEMBER 5th TO DISCUSS TTI-621 DATA PRESENTED AT ASH

TORONTO, Nov. 29, 2016 — Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it will host a conference call and webcast at 8:30 a.m. ET (5:30 a.m. PT) on Monday, Dec. 5, 2016, to discuss the poster presentation on its lead drug candidate, TTI-621, at the American Society of Hematology (ASH) 58th Annual Meeting in San Diego. Trillium will present initial clinical data from its ongoing TTI-621 hematologic malignancy Phase 1 trial at ASH.

The conference call may be accessed by dialing:

  U.S. callers: (844) 358-6757
  International callers: (216) 562-0400
  Conference ID: 28772974.

The conference call will also be available via a live webcast on the investors section of Trillium’s website at www.trilliumtherapeutics.com. Please access the website 15 minutes prior to the start of the call to download and install any necessary audio software. Following the call, an archived webcast replay will be available on the company's website for three months.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com